[Alliance Bankshares Corporation letterhead]
FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested by
Alliance Bankshares Corporation
December 1, 2009
By EDGAR
Mr. Kevin W. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549
Alliance Bankshares Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed April 15, 2009
File No. 000-49976
Dear Mr. Vaughn,
     On behalf of Alliance Bankshares Corporation (Bankshares), I am transmitting herewith for filing responses to the comments raised by the staff of the Division of Corporation Finance (the Staff) of the Securities and Exchange Commission (the Commission) in the supplemental comment letter dated November 10, 2009 (the Comment Letter), addressed to me, relating to Bankshares’ Annual Report on Form 10-K for the fiscal year ended December 31, 2008, initially filed on April 15, 2009 and subsequently amended on April 30, 2009 and November 25, 2009 (2008 Form 10-K).
     Pursuant to Rule 83 of the Commission’s Freedom of Information Act (FOIA) Rules, 17 C.F.R. § 200.83, we hereby request confidential treatment for certain confidential business and proprietary information contained in our response to comment 1.b, on page 3 of this letter. Please note that this confidential information is omitted from the version of this letter filed via EDGAR but is included in the unredacted version of the letter that was emailed to the Staff. The redactions are denoted in the EDGAR-filed version by bracketed asterisks ([***]).
     For your convenience, each comment is reprinted in italics as issued in the Comment Letter, bears the same number as assigned in the Comment Letter and is followed by our corresponding response.
Form 10-K for the year ended December 31, 2008

Confidential Treatment Requested by
Alliance Bankshares Corporation
Mr. Kevin W. Vaughn
Securities and Exchange Commission
December 1, 2009

Item 8. Financial Statements
Note 13. Income Taxes, page 80
1.	Comment: We note your response to prior comment 2 in our letter dated September 25, 2009. Please address the following:
a.	Comment: In your response you state “if the IRS rules allowed for a NOL carryback beyond the standard 2 year period, the income of the previous periods could clearly cover our current NOL.” Please explain what you mean by this statement. In your response, please tell us the extent to which you actually factored this into your deferred tax asset valuation allowance analysis, and if so, how it affected your ultimate conclusion.

Response:
     In preparing our financial statements for the 2008 Form 10-K, we conducted a careful analysis to determine whether a deferred tax asset valuation allowance was necessary. As part of this analysis, we considered positive and negative evidence, including factors relating to the current economic environment, the condition of the banking industry and of the commercial and real estate markets we serve, and projections of our future financial performance prepared by our ALM consultant. As shown in the table in our response to the Staff’s prior comment 2.a in our letter dated November 6, 2009 (our Response Letter), during 2008 and the previous five years we had cumulative pre-tax book income of $3.1 million and taxable income of $8.4 million.
     When we stated in our Response Letter “if the IRS rules allowed for a NOL carryback beyond the standard two year period, the income of the previous periods could clearly cover our current NOL,” we were expressing that we had viewed our strong earnings from 2003 to 2006 as predictive evidence of our future earnings potential. When we prepared the financial statements for the fiscal year ended December 31, 2008 and for the fiscal quarter ended June 30, 2009, we conducted our valuation allowance analyses and considered our strong historical financial performance as one important positive factor among the other available positive and negative evidence (including our expectation that we would generate positive earnings during 2009, 2010 and 2011) supporting our conclusion that no valuation allowance was necessary as of December 31, 2008 or as of June 30, 2009.
b.	Comment: We note that you projected positive earnings for 2009. We also note that you reported a net loss in each of the first two quarters of 2009 and, based on your earnings release filed on a Form 8-K on November 6, 2009, you expect to report a net loss for the third quarter of 2009. Tell us the amount of your

Confidential Treatment Requested by
Alliance Bankshares Corporation
Mr. Kevin W. Vaughn
Securities and Exchange Commission
December 1, 2009

projected fourth quarter 2009 net earnings and whether your projected earnings for that quarter is expected to result in cumulative net income for the year ended December 31, 2009.

Response:
     As the Staff notes, Bankshares has reported a net loss in each of the first three quarters of 2009. Based on the financial modeling performed by our ALM consultant in late 2008, our current financial forecasts for the fourth quarter of 2009 project positive earnings of [***]. Presently, we anticipate weaker financial performance in the fourth quarter of 2009 than predicted by our current financial forecasts and, consistent with our annual process, we have engaged our ALM consultant to review and update our financial forecasts and the key assumptions that are used in our financial models. Even if we met our current forecasted earnings for the fourth quarter of 2009, however, due to our financial performance during the first three quarters of 2009, Bankshares will remain in a net loss position for fiscal year 2009.
c.	Comment: If not, tell us how your valuation allowance analysis considered the fact that you originally projected positive net earnings for the year ended December 31, 2009 but that, in actuality, you have incurred a net loss in each of the first three quarters of 2009. Tell us how the reconciliation of your projections to actual results for 2009 has impacted your original projection that you would report positive earnings for 2010 and 2011.

Response:
     As we prepare our financial statements for each accounting period, we conduct a deferred tax asset valuation allowance analysis to determine whether a valuation allowance is necessary at the conclusion of that accounting period. We consider data relating to the current economic environment, the condition of the banking industry and of the commercial and real estate markets we serve, as well as the financial projections prepared by our ALM consultant and how these projections compare to our actual operating results. Additionally, as we report our results of operations for each accounting period, we evaluate whether the ALM consultant’s financial projections continue to provide a reasonable forecast of our financial performance in future accounting periods. In the fall of each year, we engage our ALM consultant to prepare independent financial projections of our operating results for the upcoming fiscal year and the two subsequent years. We are in the process of updating our financial projections for the upcoming three year period.
     Prior to filing our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009, we conducted a deferred tax asset valuation allowance analysis and considered whether a

Confidential Treatment Requested by
Alliance Bankshares Corporation
Mr. Kevin W. Vaughn
Securities and Exchange Commission
December 1, 2009

valuation allowance was necessary in light of our net losses for the first and second quarters of 2009. At that time, we determined that these losses were reasonably consistent with the financial projections prepared by our ALM consultant, which forecasted modest net losses for the first half of 2009 and positive net earnings for the year ended December 31, 2009.
     Prior to filing our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009 (September Form 10-Q), we conducted a deferred tax asset valuation allowance analysis in light of our net losses for the first, second and third quarters of 2009. We concluded that our net losses during the third quarter of 2009 were no longer reasonably consistent with the financial projections for 2009 prepared by our ALM consultant in the fall of 2008. We considered the third quarter 2009 net losses to be negative evidence not previously considered in our deferred tax asset valuation allowance analysis that could suggest a possible need for a valuation allowance. However, on November 6, 2009 and before we finalized our valuation allowance analysis, a new law was enacted that extends the net operating loss (NOL) carryback period for large corporations from two years to five years. As stated on page 53 of our September Form 10-Q, we expect to be able to carryback the deferred tax asset generated by our 2008 NOL to income earned during fiscal years 2003 through 2006. Through this carryback, we expect Bankshares to fully realize our deferred tax asset with respect to our 2008 NOL, leaving approximately $6.7 million of taxable income from 2006 to apply in the future. As a result, we considered the extension of the NOL carryback period to be significant positive evidence that, when considered with all other available positive evidence, outweighed any available negative evidence and indicated we will more likely than not be able to realize the full value of our current deferred tax assets.
     Regarding our original projection of positive earnings for 2010 and 2011, consistent with our annual process, our ALM consultant has begun to prepare financial projections of our operating results for 2010, 2011 and 2012, which includes reviewing and updating the key assumptions to be used in the financial models. As has been done in prior years, as part of this process and to update the modeling assumptions used to generate the next set of financial projections, our ALM consultant will consider that our actual 2009 financial performance failed to meet our previously projected 2009 financial performance. The ALM consultant should complete the financial projections for fiscal years 2010, 2011 and 2012 in mid-December, 2009. When the ALM consultant completes the financial projections, Bankshares’ management and board of directors will review, revise and then finalize the financial projections for 2010, 2011 and 2012 with our ALM consultant.
     Currently, in this early stage of preparing the updated financial projections, we anticipate that the financial projections for 2010, 2011 and 2012 will reflect profitable operating results.

Confidential Treatment Requested by
Alliance Bankshares Corporation
Mr. Kevin W. Vaughn
Securities and Exchange Commission
December 1, 2009

d.	Comment: In your response, you state that you believe your “poor financial performance from 2007 through the second quarter of 2009 was largely due to anomalous conditions in the residential and commercial real estate markets and not an indicator of performance to be expected in the future.” This statement gives the impression that you did not consider the current economic and market conditions in your analysis because you consider them to be temporary and atypical. However, paragraph 23.c of SFAS 109 specifically requires you to consider such events and circumstances. Please revise your disclosure in future filings to disclose how you considered current economic and market conditions in your valuation allowance analysis and to what degree those factors impact your ultimate conclusion.

Response:
     As noted above, as part of our deferred tax asset valuation allowance analysis, we consider positive and negative evidence, including factors relating to the current economic environment, the condition of the banking industry and of the commercial and real estate markets we serve, and projections of our future financial performance prepared by our ALM consultant. Although we believe that the current conditions in the residential and commercial real estate markets will improve in the foreseeable future, we did consider our poor financial performance from 2007-2009, the current economic and financial market disruptions, and the likely residual impacts thereof as specific negative evidence during our valuation allowance analysis with respect to the fiscal year ended December 31, 2008 and the fiscal quarter ended June 30, 2009. We acknowledge the Staff’s comment and, in future filings, we will disclose more clearly how we considered current economic and market conditions in our valuation allowance analysis and to what degree those factors impact our ultimate conclusion.
e.	Comment: You state that you will expand your disclosures in future filings to outline the positive and negative factors considered when determining the extent of any valuation allowance necessary, as well as to include the “more likely than not” verbiage required by SFAS 109. Please provide us with the specific disclosures you intend to include in your future filings.

Response:
     We acknowledge the Staff’s comment. We included the following disclosure in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations starting on page 52 of the September 30, 2009 Form 10-Q:

Confidential Treatment Requested by
Alliance Bankshares Corporation
Mr. Kevin W. Vaughn
Securities and Exchange Commission
December 1, 2009

     Deferred Taxes. Bankshares has recorded a deferred tax asset for the period ended September 30, 2009. In accordance with ASC 740-10, Income Taxes (formerly SFAS No. 109, Accounting for Income Taxes), deferred tax assets are to be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The future realization of the tax benefit generated by NOLs depends upon the existence of sufficient taxable income within the applicable carryback and carryforward periods. Bankshares periodically assesses the need to establish, increase, or decrease a valuation allowance for deferred tax assets.
     Bankshares has concluded that it is more likely than not that the deferred tax asset benefits will be realized in the future and, therefore, a valuation allowance is not necessary. In reaching this conclusion, Bankshares gave appropriate consideration to all available evidence related to the realization of deferred tax assets, including the nature and amount of taxable income and expense items, the availability of statutory carryback and carryforward periods and forecasts of future profitability.
     Though Bankshares is in a three year cumulative loss position as of September 30, 2009, Bankshares has demonstrated a strong earnings history and recorded cumulative taxable income of $20.9 million from 2003 through 2006. Bankshares’ planning forecasts anticipate future taxable income to be generated by operations, and Bankshares’ customer base remains strong. Bankshares has implemented strategies to reduce its fair value portfolio and certain real estate-related portions of its loan portfolio, and has reduced its nonperforming assets from a peak level of $24.6 million at March 31, 2008 to $14.6 million as of September 30, 2009. As Bankshares’ nonperforming assets decline, Bankshares anticipates (and has experienced) declining OREO expenses, OREO valuation adjustments and provision for loan loss requirements, all of which will improve Bankshares’ operating results and taxable income.
     Additionally, Bankshares expects to carry back its tax losses for five years to obtain a federal tax refund. On Friday, November 6, 2009, a new law was enacted that changes the rules and regulations for NOL carrybacks for large corporations (as defined by the Internal Revenue Service (IRS)). As a result of this change, Bankshares expects to be able to carry back the NOL generated by its 2008 performance to taxes paid during 2003 and expects to fully utilize the NOL and receive a tax refund of approximately $3.9 million. Bankshares anticipates filing the necessary tax documents with the IRS within the next 30 days.

Confidential Treatment Requested by
Alliance Bankshares Corporation
Mr. Kevin W. Vaughn
Securities and Exchange Commission
December 1, 2009

     We intend to include similar disclosure, as appropriate, in our future filings, to discuss specific positive and negative factors, as applicable, similar to the examples identified by paragraphs 23 and 24 of SFAS 109.
* * * * *
     In connection with this response to the Comment Letter, Bankshares acknowledges the following:
•	Bankshares is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Bankshares may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
     Please feel free to contact me via email at pharbolick@alliancebankva.com or via telephone at 703-814-7207 with any questions or clarifications or to request additional information.

Very truly yours,
/s/ Paul M. Harbolick, Jr.
Paul M. Harbolick, Jr. Executive Vice President & Chief Financial Officer